

VIA FACSIMILE AND U.S. MAIL

October 31, 2008

Michael A. Puglisi
Chief Financial Officer
The Blackstone Group L.P.
345 Park Avenue
New York, New York 10154

> **RE: The Blackstone Group L.P.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2008 and**
> **June 30, 2008**
> **File No. 1-33551**

Dear Mr. Puglisi:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<p align="center">FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007</p>

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Legislation has been introduced that would, if enacted, preclude us…, page 17

2. Please tell us, with a view toward future disclosure, the status of the legislation discussed in this risk factor. We also note the disclosure under "Income Taxes" on page 58.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 53

General

3. Throughout your MD&A, you discuss the change in your Assets Under Management compared to the prior period. In future filings, please provide a reconciliation of Assets Under Management that shows the activity between the beginning balance and the ending balance. Please separately disclose and discuss inflows and redemptions on a gross basis such that readers can clearly identify any trends depicted by these inflows and outflows.

4. You disclose on page 21 that poor performance of your investment funds would cause a decline in your revenue, income and cash flow and could adversely affect your ability to raise capital.   In order to help investors better understand how fund performance affects your financial statements, please revise to provide performance information for each of your funds for each period presented. Fund performance information should include the name of the fund, inception date, assets under management as of each period presented, net annualized return since inception and net return for each period presented.

Consolidation and Deconsolidation of Blackstone Funds, page 55

5. Please revise your filing to more clearly indicate which funds were de-consolidated as of December 31, 2007 and which funds remain consolidated as of December 31, 2007. Please also revise your MD&A to explain in greater detail how the de-consolidation of funds impacted your balance sheet and results of operations. It is unclear how much of the fluctuations in your financial statements are attributable to the de-consolidation of funds as opposed to other operational factors. Please consider presenting the assets and liabilities of your consolidated funds separate from the assets and liabilities attributable to your operations on the face of your balance sheet.

Liquidity and Capital Resources, page 71

6. We note your disclosure on page 118 that you were in compliance with all loan covenants as of December 31, 2007. In light of the current credit environment, please revise your filing here and in your financial statement footnotes to disclose your material financial debt covenant computations for each period presented,

along with a reconciliation to relevant GAAP amounts, as applicable. Your disclosure should indicate both the covenant requirements and your computations demonstrating how you complied with the covenants for each period presented.

Critical Accounting Policies, page 76

General

7. We note some of your material revenue streams are based on the value of Assets Under Management (AUM). Please disclose how you calculate the value of your assets under management. If significant judgment is involved in the calculation of AUM and this directly impacts such calculation of your revenue recognition, please tell us how you considered the need to identify AUM as a critical accounting policy. We believe the following disclosures would be useful to investors:

    * Explanation of each of the models/techniques used to estimate fair value of the underlying Assets Under Management;
    * Detailed discussion of the material estimates and assumptions used in each of the models; and
    * Sensitivity analysis of the material estimates and assumptions for each of the models used on the fair value of the Assets Under Management.

    Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

Investments, at Fair Value, page 77

8. With regards to all of your Level 3 investments, please revise your MD&A to provide the following information, to the extent material:

    * detailed discussion of how realized gains (losses) affected your results of operations, liquidity or capital resources during the period presented, if applicable. Specifically address how realized and unrealized gains (losses) impacted performance fees and allocations (carried interest) and other revenue line items. Please also disclose how much of your carried interest was generated from realized versus unrealized gains;
    * explanation for any material decline or increase in fair values; and
    * whether the fair values diverge materially from the amounts you currently anticipate realizing on settlement or maturity. If fair values diverge from expectations, please disclose why and provide the basis for your views.

9. To the extent material to your own facts and circumstances, you may wish to consider the following additional fair value measurement disclosure items in your Management's Discussion and Analysis:

    * The significant judgments you made in classifying a particular financial instrument in the fair value hierarchy;

- The criteria you used to determine whether the market for a financial instrument is active or inactive (i.e., illiquid); and
- Which financial instruments are affected by the lack of market liquidity (i.e. inactivity), how the lack of liquidity impacted the valuation technique you used, and how you factored illiquidity into your fair value determination of those financial instruments. For example, to the extent you used a discounted cash flow approach to determine the fair value of a financial instrument, such as auction rate securities, loans held for sale, or mortgage-backed securities backed by subprime or Alt-A collateral, consider discussing the specific change in the discount rate or any other analysis you performed to account for the lack of liquidity and discuss how and why you changed your assumptions from prior periods.

10. We note your disclosure on page 77 that futures and swap contracts may be valued based on prices obtained from recognized financial data service providers. If you use brokers or pricing services to assist you in determining fair values, consider explaining the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements. The nature and form of this information may vary depending on the facts and circumstances, but may include the following:
    - The nature and amount of assets you valued using broker quotes or prices you obtained from pricing services, along with the classification in the fair value hierarchy;
    - The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;
    - Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services;
    - The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;
    - Whether the broker quotes are binding or non-binding; and
    - The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

Financial Statements

4. Investments, page 101

Realized and Net Change in Unrealized Gains (Losses) from Blackstone Funds, page 104

11. Please revise your disclosure to break out the net change in unrealized gains between the amounts that relate to changes in fair value and the amount that is

being reversed as the investment has been sold and the gain or loss is being realized. As a related matter, please revise to clarify how the total realized and net change in unrealized gains (losses) from Blackstone Funds combines with total realized and net change in unrealized gains (losses) on your other investments to arrive at Net Gains from Fund Investment Activities of $5.4 billion for the year ended December 31, 2007 as disclosed in your income statement on page 88.

5. Credit Risk, page 107

12. Please revise to disclose the types of derivative instruments that your entities hold, including disclosure of the notional amount held and the most significant counterparties as of December 31, 2007. Please specifically describe for us your exposure to credit default swaps as of each period presented, if any.

10. Income Taxes, page 110

13. We note your disclosure on page 34 that you expect to record significant net losses for a number of years as a result of the amortization of finite lived intangibles and non-cash equity based compensation. In light of your expected losses, please revise your filing to describe how you considered paragraph 23(b) of SFAS 109 in determining that no valuation allowance was necessary on $777 million deferred tax assets as of December 31, 2007.

Item 9A. Controls and Procedures, page 126

14. We note your statement in the first paragraph that "disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met." Please tell us and revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded your disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, you may remove the discussion of the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Controls Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm. Please also comply with this comment with respect to Item 4T of your Forms 10-Q for the quarters ended March 31, 2008 and June 30, 2008.

15. Please be advised that your statements regarding the effectiveness of your disclosure controls and procedures should not be qualified to indicate that your disclosure controls and procedures are effective "in all material respects." See

Item 307 of Regulation S-K and Rule 13a–15(e) under the Exchange Act. In future filings, please revise accordingly.

Item 11. Executive Compensation, page 131

Compensation Elements for Named Executive Officers, page 131

16. We note the disclosure in the third sentence under "Cash Bonus" on page 131. Please disclose the performance measurements used to determine the size of the bonus pool.

17. We note the disclosure in the fourth sentence under "Cash Bonus" on page 131. You have not provided a quantitative discussion of the terms of the necessary performance targets to be achieved in order for your named executive officers to earn a cash bonus. Please disclose the specific items of company and segment and product line performance and the individual performance objectives used to determine cash bonus amounts. To the extent you believe that disclosure of the performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion, and note that we may have additional comments. Please note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

18. We note the disclosure in the first sentence of the first paragraph under "Participation in Carried Interest" on page 132. Please clarify why Messrs. Peterson and Hill do not receive this type of compensation and how their exclusion fits into the overall compensation objectives.

19. We note the disclosure in the last paragraph under "Participation in Carried Interest" on page 132. Please explain why Mr. Schwarzman's participation interest does not vest and how this fits into the overall compensation objectives.

Determination of Incentive Compensation, page 133

20. Please clarify for us, with a view towards future disclosure, whether Messrs. Schwarzman and Peterson set their own compensation.

Compensation Committee Interlocks and Insider Participation, page 133

21. Please tell us, with a view towards future disclosure, whether any of the relationships set forth in paragraphs (A), (B) or (C) of Item 407(e)(4)(iii) of Regulation S-K existed during the last completed fiscal year.

Summary Compensation Table, page 134

22. We note the disclosure in footnote (3). Please tell us, with a view towards future disclosure, why the amount of compensation expense does not reflect the amount of cash actually received by the named executive officers.

Minimum Retained Ownership Requirements, page 137

23. Please disclose whether each named executive officer is in compliance with this requirement.

Director Compensation in 2007, page 143

24. Please disclose the processes and procedures for the consideration and determination of director compensation. Refer to Item 407(e)(3) of Regulation S-K.

Item 14. Principal Accounting Fees and Services, page 154

25. We note that the table in this section does not include disclosure regarding the "All Other Fees" category. However, we note the statement in the last paragraph of this section that references disclosure under the "All Other Fees" category in the table. Please tell us the reason for this discrepancy.

Form 10-Q for the Quarterly Period Ended June 30, 2008

General

26. Please address the above comments in your interim filings as well.

Legal Proceedings, page 65

27. For each legal proceeding, please tell us and revise future filings, to disclose:
   - The amount of any accrual, if necessary for an understanding of the contingency;
   - The range of reasonably possible loss, or:
   - State that such a loss cannot be estimated.

   For example, we note that you are being sued in several class action lawsuits. However, on page 66, you indicate that you believe that all of the foregoing suits are totally without merit and you intend to defend them vigorously. It is unclear, from this disclosure, whether it is reasonably possible that losses may result, regardless of your views as to the merit of the lawsuits. Please also revise your financial statements footnotes to discuss these lawsuits as well.

Mr. Michael Puglisi
October 31, 2008
Page 8

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andy Schoeffler, Attorney, at (202) 551-3748 or, in his absence, Pamela Long, Assistant Director, at (202) 551-3760 if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief